AB 7/30

[redacted]

SECUR 13025418 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section JUL 23 2013 Washington DC

SEC FILE NUMBER
8-19327

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2012 (MM/DD/YY) AND ENDING May 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Douglas & Co. Municipals, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 60th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Harris 212-826-3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 7/31/13

OATH OR AFFIRMATION

I, Douglas Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Douglas & Co. Municipals, Inc., as of May 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Douglas Harris
Signature

Pres
Title

Patricia Abdelnour
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUGLAS & CO. MUNICIPALS, INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2013

PUBLIC

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the President of
Douglas & Co. Municipals, Inc.

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Douglas & Co. Municipals, Inc. (the "Company"), and the related notes as of May 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of May 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
July 3, 2013

DOUGLAS & CO. MUNICIPALS, INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2013

ASSETS

Cash	$ 142,539
Securities owned, at fair value	1,595,930
Receivable from clearing broker	662,663
Fixed assets, net of accumulated depreciation of :79,719	7,333
Other assets	47,778
TOTAL ASSETS	$ 2,456,243

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 62,542
SHAREHOLDER'S EQUITY	
Preferred stock, $1,000 par value; 200 shares authorized, -0- shares issued and outstanding	-
Common stock, no par value; 200 shares authorized, issued and outstanding 9,900 shares	50,000
Retained earnings	2,343,701
TOTAL SHAREHOLDER'S EQUITY	2,393,701
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,456,243

The accompanying notes are an integral part of this statement.

DOUGLAS & CO. MUNICIPALS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Douglas & Co. Municipals, Inc. (the "Company") is a registered broker-dealer in municipal bonds with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, it executes both principal and agency transactions for itself and its customers. The Companies proprietary transactions are performed by its clearing broker, Pershing, LLC. ("Pershing"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures.

The Company introduces its customer transactions to Pershing with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that the clearing broker may sustain related to the Company's customers. After May 31, 2013, all amounts related to customer transactions were received by Pershing. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by Pershing pursuant to the clearance agreement. At May 31, 2013, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Purchases and sales of securities are recorded on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Security transactions and financing with Pershing are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates

Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820") requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of May 31, 2013, all of the investments held by the Company are classified as Level 1 securities.

3. PROVISION FOR INCOME TAXES

For federal tax purposes, the Company has net operating loss carryforwards totaling approximately $538,000, which expire starting in 2019. As a result of usage of the loss carryforwards, the current tax expense included in the financial statements reflects only a provision for the State and City of New York income taxes.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At May 31, 2013, the Company has a gross deferred tax asset of approximately $183,000 relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

3. PROVISION FOR INCOME TAXES (continued)

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended May 31, 2013 management has determined that there are no material uncertain income tax positions.

4. COMMITMENTS

The Company leases office space in New York City, under a non-cancelable lease agreement. The lease expires April 30, 2016 and contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum rent payments on the lease are as follows:

Year Ended May 31,	
2014	$ 91,500
2015	94,833
2016	87,542
Total	$ 273,875

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2013, the Company had net capital of $2,216,968 which exceeded the minimum requirement of $100,000 by $2,116,968. The Company's ratio of aggregate indebtedness to net capital ratio was .028 to 1.

7. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of May 31, 2013, the Company had not entered into any subordinated loan agreements.

8. CONTINGENT LIABILITIES

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit at May 31, 2013 or during the year then ended.

9. SUBSEQUENT EVENTS

Events have been evaluated through July 3, 2013, the date that these financial statements were available to be issued and no further information is required to be disclosed.